SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Ambev S.A. (“Company”) that, as indicated in the Minutes of the meeting of the Board of Directors held on July 29, 2026, the members of the Company’s Board of Directors approved:

(i)	The payment of the third and final installment of interest on capital, the distribution of which was approved at the meeting of the Board of Directors held on December 9, 2025 and disclosed in the Notice to Shareholders published on the same date (“IOC December 2025”), and the payment of the first and second installments of IOC December 2025 was made on April 6, 2026, and July 6, 2026, respectively, as disclosed in the Notice to Shareholders of February 11, 2026 and May 4, 2026, respectively. The payment of the third and final installment of IOC December 2025 will be made on October 6, 2026, in the gross amount of R$ 0.1185 per share, corresponding to an estimated net amount of R$ 0.1007 per share of the Company, after the withholding of income tax (“IRRF”) pursuant to applicable legislation, totaling an aggregate net amount of approximately R$ 1,600,000,000.00. The record dates considered at the time the distribution was approved remain unchanged, namely December 18, 2025, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and December 22, 2025, with respect to the New York Stock Exchange – NYSE, with no monetary adjustment. Shares and ADRs have been traded ex-IOC as from and including December 19, 2025.

(ii)	The distribution of interest on capital based on the profit for the period and the available balances reflected in the extraordinary balance sheet dated June 30, 2026 (the preparation of which was also approved by the Board of Directors at a meeting held on July 29, 2026), in the gross amount of R$ 0.0713 per share of the Company, totaling an aggregate gross amount of approximately R$ 1,100,000,000.00 (“IOC July 2026”). The IOC July 2026 will be offset against the mandatory minimum dividend for the fiscal year 2026. The distribution will be subject to taxation in accordance with the applicable legislation, and the Company will withhold the applicable IRRF prior to the payment of IOC July 2026, which will result in an estimated net distribution of R$ 0.0588 per share of the Company[1].

[1] Considers the standard withholding tax rate of 17.5%, which may change due to tax immunities and exemptions, pursuant to Article 5 of Law No. 11,053/04, as amended by Law No. 11,196/05, or due to international treaties entered into with jurisdictions deemed to have favorable taxation or privileged tax regimes.

The aforementioned payment will be made by December 31, 2026, considering the shareholding position of September 21, 2026, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and September 23, 2026, with respect to the New York Stock Exchange – NYSE, with no monetary adjustment. The shares and ADRs shall be traded ex-IOC as from and including September 22, 2026. The exact payment date will be determined at a future meeting of the Company's Board of Directors and duly disclosed to the market.

The Company reaffirms its commitment to creating value for shareholders and to maintaining high standards of transparency in the disclosure of material information to the market.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed checking account. Shareholders who have not yet provided their banking information shall receive from Banco Bradesco S.A., as depositary financial institution, at the address registered with the bank, a notice containing information regarding the payment, which shall be presented at one of its branches with instructions for processing the respective credit. Shareholders who hold their shares under a fiduciary custody arrangement shall have their credits available according to procedures adopted by B3.

With respect to IOC July 2026, non-resident shareholders that consider themselves entitled to a differentiated IRRF tax regime based on international tax treaties to avoid double taxation shall provide evidence of such condition, pursuant to applicable law, by September 25, 2026, to the Company's Investor Relations Department through the e-mail address ri@ambev.com.br, subject to the terms set forth in the form entitled “Procedures applicable to the reduction of IRRF rates under a Double Taxation Avoidance Treaty”, available at the Company's Investor Relations website: https://ri.ambev.com.br/en/informacoes-aos-acionistas/dividendos-e-jcp/.

São Paulo, July 29, 2026.

Ambev S.A.

Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investor Relations Officer

This release contains forward-looking statements within the meaning of applicable federal securities laws that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These statements, including without limitation, statements about our plans, strategies, prospects, and expectations regarding future distribution of dividends, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events. Accordingly, you should not place undue reliance on the forward-looking statements contained in this release. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer